Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital presentation at Nasdaq 33rd Investor Program, London

December 1, 2015 at 11:45AM GMT

Participants:

Steve Milligan Western Digital Corporation – CEO

Katy Huberty Morgan Stanley – Analyst

Katy Huberty – Morgan Stanley – Analyst

Good morning. I am Katy Huberty, Morgan Stanley’s IT hardware analyst and I am very pleased to welcome Steve Milligan, CEO of Western Digital. We have a lot to talk about today. In the last couple of months, the Company has announced an investment from China’s Unisplendour at a 33% premium. They received MOFCOM approval, which allows for $400 million of annual OpEx savings with the integration of HGST and also the acquisition of SanDisk.

So to set the stage, Steve’s just going to run through a few slides and then we’re going to jump into Q&A. We will try to leave maybe a minute or two at the end for your questions as well. So, Steve, welcome. Thanks for your time.

Steve Milligan – Western Digital Corporation – CEO

So, good morning. Thank you for your interest in Western Digital. Let me run through a couple of slides. So before I get started, just wanted to make some Safe Harbor comments. We will be making forward-looking statements, or I will be making forward-looking statements and I would ask you to refer to our public filings with regards to those forward-looking statements and the disclaimers regarding those.

Just a little bit of background with regards to Western Digital. We are a leader in the rotating magnetic storage space and have been a leader in that industry for quite a while. We’ve also been fortunate to have built a leading position in terms of enterprise solid state devices, which is a much faster growing area of the market. We also have a very strong and rich history in terms of technology with, obviously, thousands of patents, a strong financial profile, and a strong history of consistent and stable financial results with revenue over the last 12 months of about $14 billion, strong cash flows and strong liquidity.

And also one of the things I think is important to note, particularly with the pending acquisition of SanDisk, is that over a number of years, we’ve got a very successful track record of growing inorganically or solidifying our financial situation through vertical integration. So we’ve got a strong track record in terms of mergers and acquisitions.

So as Katy alluded to, we recently announced the acquisition of SanDisk, which is a $19 billion transaction. That transaction creates a strong leader from both a technology and product perspective on a global basis in the storage space. The acquisition will be funded through a combination of on-balance sheet cash, as well as the issuance of additional debt and equity.

Talk a little bit about that combination. As I just mentioned, clearly, we will be the leader in terms of having the broadest portfolio of storage offerings in the market. That’s something that has been – a critical part of our strategy is to have a very broad product lineup with deep technology expertise that allows us to bring those products and technologies to bear in the market to address expanding and changing requirements from a storage industry perspective. It allows us to roughly double the addressable market in terms of Western Digital’s products going from about $37 billion to $70 billion plus from an addressable market perspective.

The other thing is that we are seeing the storage landscape change quite a bit both from a device perspective and also from a customer interaction perspective. And so this gives us strong if you want to call it up-the-stack capabilities to address these changing requirements and changing customer needs.

Also, obviously, as I indicated earlier, we’ve got a strong technology portfolio in terms of rotating magnetic storage, but this also enables us to capitalize on the strong technology positioning that SanDisk has had for a number of years in the solid-state memory area. And so that’s very important for us from a market and from a technology perspective.

From a financial perspective, we’ve indicated that 18 months post-closing of the transaction, we will realize $500 million of synergies as it relates to the SanDisk acquisition. We also expect that those synergies over time will grow as the business grows, as the solid-state business continues to grow. And so we feel that the acquisition positions us very nicely from a market and technology perspective and we are very excited about all the things that we’ve got going on at Western Digital and happy to address your questions and concerns as we spend the balance of the day here and part of the day tomorrow here in London.

Katy Huberty – Morgan Stanley – Analyst

Great. So let’s start by talking about the core business first. Over the past several quarters, industry profits are shrinking and yet there’s double-digit exabyte growth, the industry has consolidated and so what, in your mind, changes those dynamics and improves returns in the drive industry?

Steve Milligan – Western Digital Corporation – CEO

So if you look at what’s happened – let me comment on a couple of things – let me comment on industry profitability, let me comment on what’s happened with Western Digital. One of the things that we’ve been able to do over a period of time is actually have fairly stable profit levels for us as a corporation. And so we’ve been able to do that within the backdrop of – and so if you back up – the biggest surprise that we had, if you go back to when we entered calendar 2015 [CORRECTED FROM 2016], and then obviously we are almost done with 2015 [CORRECTED FROM 2016], the thing that we have been if you want to call it surprised mostly about has been the decline in PC growth rates.

We have had a, I will call it, realistic view in terms of the PC business. Some would say even a bearish view. We have not been ascribing to growth in the PC market, but this past year what we’ve seen is the PC market decline at a more rapid rate than what we previously anticipated. And so what that’s done is that has affected not only the industry profit levels, but also obviously the growth rates that we’ve seen from an industry and from a company perspective. And so that’s been our biggest surprise.

What we are cautiously optimistic is that that PC growth rate where that decline might begin to abate a bit. We think that that will enable a more stable environment from not only a revenue perspective, but also from a profit perspective. So that’s an important element.

The other item that you commented on, Katy, is the MOFCOM – the lifting of hold separate in terms of the predominant aspect of our business. That will provide incremental cost-savings opportunities for us, also incremental innovation opportunities. So we think that that will be extremely important as it relates to our profitability. The other thing that continues to take place is a shifting of our business away from the lower profit commodity or PC-related business to higher value add or cloud-based businesses, which is better for our profitability. And so the combination of those factors we think we’ve got a good opportunity to increase our profitability as a company over time.

Katy Huberty – Morgan Stanley – Analyst

On that last point, you’ve had a very competitive product portfolio in mirror-line drives that often ship into that cloud end market. Talk a little bit about what your advantages are versus the other players in the industry and whether you think that is sustainable.

Steve Milligan – Western Digital Corporation – CEO

Sure. So one of the things that I’m not sure that the market appreciates that really that leadership that we’ve built up in cloud-based businesses starts back on the HGST side of our business back in 2005. HGST was the first company to offer a five-platter drive in a 3.5 inch form factor. That has enabled – first off, we’ve developed quite a bit of learning in terms of cloud-based businesses and not only that we are on multiple generations in terms of that product and then going back a few years ago, we introduced a seven-platter helium-based drive and we are now working on our third-generation, which will be a 10 terabyte offering into the marketplace.

And so we’ve built up quite a bit of experience not only internally, but also a lot of experience in terms of working with cloud-based customers. And we never underestimate our competitors, but we do believe that we’ve got a significant leadership position from a product and customer perspective in that part of the market and we are very comfortable with where we are positioned and we are going to continue to invest in that part of the market and continue to innovate and think that – well, we are hopeful that we will continue to maintain our leadership position from an overall competitive positioning standpoint.

Katy Huberty – Morgan Stanley – Analyst

And when you think about the $400 million of OpEx savings, which is part of what can improve the profit trends that you’ve outlined, how do you think about balancing what you flow through to investors in terms of profit growth versus what you might leverage on pricing in order to maybe extend your leadership in an area like cloud and what you flow back into investment in innovation?

Steve Milligan – Western Digital Corporation – CEO

Sure. So relative to MOFCOM, let me clarify for everyone here some of the details on that situation. So we are able to combine HGST and WD per the latest ruling from MOFCOM. The only area that we have to hold separate is that we need to continue to have two separate salesforces in the market, a WD salesforce and an HGST salesforce and we will continue to offer WD-branded products and HGST-branded products into the market to provide sufficient choice from a customer perspective.

All other activities as it relates to the organization we will be able to combine and we’ve indicated that, as Katy said, that we will realize $400 million of OpEx savings that we expect to fully fall to the bottom line, as well as we’ve indicated that we will realize significant cost savings in terms of our margin line item. We’ve not specified the amount of those savings as of yet. We will intend to quantify that sometime in the first part of 2016 as to what those savings will look like.

And again, that is – that’s a net savings line that we expect from a financial perspective. There are other areas of the market that we are going to continue to incrementally invest in and those would be primarily oriented towards two different areas. One is on the advanced technology front. We will be able to combine the efforts that WD and HGST individually were orienting around in terms of advanced technology, things like HAMR, heat-assisted magnetic recording and we will also look to accelerate areas from a product innovation standpoint. But the savings that we’ve indicated publicly that will be had as a consequence of being able to combine our operations, that’s net of any incremental investments that we will make in those other areas.

Katy Huberty – Morgan Stanley – Analyst

And under your leadership, the Company has been aggressive investing in SSD and NAND assets. Talk about the factors that drove you and the Board to decide that owning a much larger NAND business made sense and what exactly does SanDisk provide the Company that you didn’t have access to before?

Steve Milligan – Western Digital Corporation – CEO

Sure. So a little bit of background in terms of that. As Katy was alluding to, prior to being the CEO of Western Digital, I was the CEO of Hitachi Global Storage, which obviously WD acquired back in 2012. And we began to invest in the SSD market in terms of the enterprise segment on the HGST side starting back in 2008. So we have been in this market for a while. We have been – and as Katy alluded to, we’ve been investing dollars. We’ve made a few acquisitions along the way of various different assets to expand our capabilities. We have been studying this market for quite a while.

And so the decision to invest or to acquire SanDisk was something that we had been thinking about strategically for a number of years. So it was not a reaction to any short-term changes in the market that we’ve been seeing. And what it allows us to do is it allows us to really do three things at a high level. One is allows us to have the broadest product portfolio in the industry bar none. And so we will be able to offer to our customers not only rotating magnetic storage solutions, but also flash-based solutions to solve what are a diversifying or fragmenting set of needs on behalf of our customers as people are looking to interact and monetize data in various different ways.

The other thing is that it enables us to have access to that technology, not only the technology that’s available today, but also the technology that will be available from a flash-based perspective going forward. And the reason why having access to that technology is that we will be able to tune those flash-based solutions or hard drive-based solutions in a way that are most optimized for these changing customer needs. So we become the aggregation point as it relates to rotating magnetic storage, as well as flash-based storage as opposed to that aggregation point being with our customer. So in effect, it moved from our customer to us as the broadest productline or technology lineup in the industry.

And then the third aspect, which is very important not only for us, but, obviously, for investors or prospective investors is that we felt that it had a very compelling, long-term financial return for us and for our shareholders and we felt that it was the most appropriate allocation of capital so that we could drive long-term financial rewards for ourselves and our shareholders.

Katy Huberty – Morgan Stanley – Analyst

The NAND market has more players than the disk drive market and also arguably higher fixed costs. So how do you think about managing that new NAND business that you’ll add to the portfolio versus drives? Are there lessons that you can leverage across the two, or does it take a different strategy?

Steve Milligan – Western Digital Corporation – CEO

So if you look at the flash market and you look at the hard drive market, there are some differences, but there are a lot of similarities. I joined the industry, the hard drive industry, back in 2002, which sometimes seems like yesterday and other times, it seems like a whole lifetime ago. And I remember, yes, we’ve had consolidation in our industry, but the hard drive industry is a – was and is – so it remains a highly competitive market and so we are very used to dealing with competitive market dynamics and we don’t shy away from that and we recognize that, yes, there are more players in the flash-based market, but we don’t – we have no issue with competing against large, well-capitalized, able competitors.

One of the things that we have done over a period of time and again, when I was commenting on this earlier in terms of the stability of our financial returns, is that we have built up an operating engine from a capability perspective that we intend to leverage as we get into a new market as it relates to flash-based storage solutions. And so we intend to use our operating discipline that we’ve honed over a number of years, apply that to the flash-based business, allow us to allocate capital, allocate capacity, allocate our product and our technology to those areas of the market that are either growing the fastest or afford – and hopefully, it’s an and/or – and afford the highest financial returns.

And so we think that that will all be – that capability will aid us quite a bit in terms of SanDisk and also SanDisk has a lot of really great capabilities from a silicon perspective, from a product perspective, from a customer perspective. We intend to, obviously, utilize those capabilities and add those onto our existing capabilities and we are very comfortable with how we think that we will be positioned in what for us will be incrementally a new market.

Katy Huberty – Morgan Stanley – Analyst

Currently, SanDisk enjoys a manufacturing relationship with Toshiba. Would WD consider building its own NAND fab at some point in the future?

Steve Milligan – Western Digital Corporation – CEO

So the relationship that SanDisk has with Toshiba, there’s a few elements of that. First off, that relationship has been a very successful one for a number of years, for 15 years and counting. We, obviously, as part of our due diligence as it related to the acquisition needed to get comfortable with that relationship, spent time with the Toshiba folks. Toshiba has been a partner of ours for a number of years both from a supply perspective, as well as from a customer perspective. We are very committed to that relationship and we will certainly look for ways to continue to strengthen it and expand on it.

And so, right now, there are no specific plans that we would have to looking to build our own fab. Our goal will be in further strengthening and continuing to make this existing relationship with Toshiba even more successful into the future.

Katy Huberty – Morgan Stanley – Analyst

One of SanDisk’s struggles over the past year has been its desire to increase exposure to the enterprise market. They acquired Fusion-io. That’s an area where you have a lot of expertise. Do you feel like combining the two companies can accelerate the penetration into that enterprise market for SanDisk in particular?

Steve Milligan – Western Digital Corporation – CEO

We certainly think that our enterprise capabilities with SanDisk’s enterprise – they’ve done a number of acquisitions, the Smart Storage, Pliant, and Fusion-io. They certainly have good capabilities, but in terms of positive synergies, if you want to look at it that way, we think that we’ve got a lot of strength in the enterprise space and so we think that combining the capabilities of both companies will be very attractive from a market perspective.

From a customer perspective, we think that we will have even stronger capabilities that we intend to take advantage of to further enable new products and technologies and enable our competitiveness in that marketplace. And so we think that that’s a good opportunity for us going forward.

Katy Huberty – Morgan Stanley – Analyst

Okay. Let me ask one more question and then we will see if there’s one or two from the audience. One of the concerns that investors have somewhat around this deal, but more so just in general around the NAND market, is the fact that prices are coming down at the same time that companies need to invest to transition to 3D NAND. How do you get comfortable with SanDisk’s 3D NAND portfolio, as well as their ability to maintain the cost advantage that they had with planar NAND?

Steve Milligan – Western Digital Corporation – CEO

Sure. So let me comment on a couple of things. I was talking about – this is a little bit of backdrop to your question – but I was talking about what was our view at the beginning of 2016 or 2015 – sorry, we are in fiscal 20 – I get a little confused on our fiscal versus calendar years – but when we started this calendar year, what surprises did we see? So I talked about the fact that the PC market has declined more rapidly than what we expected. That was one surprise. The one area where we were not surprised and in fact, where we forecasted it correctly from an internal perspective was the penetration rate of solid-state devices in storage applications.

That continues to increase. We expect that it will continue to increase, albeit at kind of a steady rate here both in terms of in client devices, as well as in enterprise applications. But that penetration rate has been very consistent with our own internal forecasts. And so I want to emphasize the fact that our decision to vertically integrate with SanDisk was not driven by an increasing or an accelerated penetration of solid-state solutions in the storage world. So I just want to make sure that everybody is clear on that.

Now regarding SanDisk’s positioning from a technology perspective, SanDisk has been very competitive. SanDisk and Toshiba have been very competitive from a silicon perspective for a number of years. So their track record certainly factored into our thinking and as Katy alluded to, today, SanDisk actually enjoys leadership from a cost perspective in terms of 2D planar technology. And what they have been doing from a technology positioning standpoint, which is actually very similar to what Western Digital has done historically, is trying to intersect advanced technology and cost at the optimal time.

And so we did a lot of diligence with regards to this area. It was one of the critical areas that we really focused on in terms of that 3D NAND technology transition. And we believe that based upon that diligence that SanDisk will transition next year, 2016, 48-layer 3D NAND technology in a way that will enable them to be not only competitive from a technology perspective, but also from a cost perspective and will position us well to be able to transition to 3D NAND technology over a period of time in a way that will make us not only technically competitive, but also financially competitive. So it was something that we spent quite a bit of time using internal, as well as external resources to evaluate where SanDisk/Toshiba was with regards to that technical transition.

Katy Huberty – Morgan Stanley – Analyst

Good. Okay, we have time for one question if there’s anything from the audience?

Steve Milligan – Western Digital Corporation – CEO

Just one question?

Katy Huberty – Morgan Stanley – Analyst

Just one. Yes. Make it good. Any questions?

Unidentified Audience Member

(inaudible) balance sheet of Toshiba, Toshiba has basically entered in distress now, obviously. The balance sheet is basically what it is. How do you actually foresee your CapEx needs and capacity needs on completion of the deal if Toshiba cannot fulfill their CapEx commitments?

Steve Milligan – Western Digital Corporation – CEO

So, yes. So the question has to do with Toshiba, the strength of their balance sheet or lack thereof I guess is another way of saying it and their ability to continue to invest. That also was a point of consideration, clearly, in terms of evaluating this. Yes, Toshiba has had some recent issues with some of the accounting disclosures and management changes. As part of our diligence, we wanted to ensure that there was the financial wherewithal to continue to invest, that there was the commitment from a management perspective to continue to invest in the semiconductor business and advanced technology. We are very comfortable with that.

We also believe that us having – us being the new and improved Western Digital, if you want to call it that, post-acquisition of SanDisk, we will be a stronger financial player that will continue to be able to invest. And so we are very comfortable that Toshiba has the financial wherewithal, and even more important the commitment from a management perspective to continue to invest appropriate financial resources into this business.

Katy Huberty – Morgan Stanley – Analyst

Okay. We are out of time. So we have to wrap it up there. Thank you very much, Steve.

Steve Milligan – Western Digital Corporation – CEO

All right. Thank you.

###

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s proposed merger with SanDisk (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital and SanDisk based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s and SanDisk’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon the current expectations of Western Digital’s and SanDisk’s management and include known and unknown risks, uncertainties and other factors, many of which Western Digital and SanDisk are unable to predict or control, that may cause Western Digital’s or SanDisk’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Western Digital’s and SanDisk’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital intends to file a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when filed) as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.